

DIVISION OF
CORPORATION FINANCE

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

February 7, 2008

Room 7010

Paris G. Reece III
Executive Vice President, Chief Financial Officer and Principal Accounting Officer
M.D.C. Holdings, Inc.
4350 South Monaco Street, Suite 500
Denver, Colorado 80237

   Re: **M.D.C. Holdings, Inc.**
      Form 10-K for Year Ended December 31, 2006
      File No. 001-08951

Dear Mr. Reece:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Terence O'Brien
        Branch Chief